Dreyfus
A BNY Mellon Company™

November 2, 2009

GENERAL NEW YORK MUNICIPAL BOND FUND, INC.

Recently, we sent you proxy materials regarding the Special Meeting of Shareholders of General New York Municipal Bond Fund, Inc. (the "Fund") to be held on November 19, 2009. Our records indicate that we have not received your vote on the important proposal affecting your investment in the Fund. We urge you to act promptly and vote your shares.

EVERY VOTE COUNTS

You may think your vote is not important, but your participation is critical to hold the meeting, so please vote immediately. We urge you to vote your proxy now. You and all other Fund shareholders will benefit from your cooperation.

After careful review, the Fund's Board of Directors has unanimously recommended a vote "FOR" the proposal to approve an Agreement and Plan of Reorganization as detailed in your prospectus/proxy statement. A copy of the prospectus/proxy statement is available on the Fund's website at http://www.dreyfus.com or by calling the toll free number shown below.

1-866-412-8385

Although the response thus far has been very favorable, not enough votes have been cast to meet the necessary requirements.

Voting is

very important!

Please vote now to be sure your vote is received in time for the Fund's **November 19, 2009 Special Meeting of Shareholders.**

DREYFUS has made it very easy for you to vote. Choose one of the following methods:

- **Speak** to a live Proxy Specialist by calling the number above. We can answer your questions and record your vote. (Open: M-F 9:30am – 9pm, Sat 10am – 6pm ET)
- **Log on** to the website noted on your proxy card and enter your control number printed on the card, and vote by following the on-screen prompts.
- **Call** the phone number on the proxy card and enter the control number printed on the card and follow the touchtone prompts.
- **Mail** in your signed proxy card in the envelope provided.

Voting takes only a few minutes.

PLEASE VOTE TODAY